AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 7, 2004

REGISTRATION NO. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WORLD AIRWAYS, INC.

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE

(State or Other Jurisdiction of Incorporation or Organization)

94-1358276

(I.R.S. Employer Identification Number)

The HLH Building
101 World Drive
Peachtree City, Georgia 30269
(770) 632-8000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Cindy M. Swinson, Esq.
General Counsel and Secretary
World Airways, Inc.
101 World Drive
Peachtree City, Georgia 30269
(770) 632-8005

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

with copy to:
Gabriel Dumitrescu, Esq.
Powell, Goldstein, Frazer & Murphy LLP
191 Peachtree Street, N.E., Suite 1600
Atlanta, Georgia 30303
(404) 572-6600

     Approximate date of commencement of proposed sale to the public: From time to time as soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plan, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Section 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class	Amount to Be	Offering Price Per	Aggregate Offering	Registration
of Securities to Be Registered	Registered	Unit	Price	Fee
Warrants to purchase Common Stock	2,378,223	— (1)	— (1)	— (1)
Common Stock, par value $.001 per share	2,378,223 (2)	$3.47 (3)	$8,252,433.81 (3)	$1,002.58 (4)

(1)	Pursuant to Rule 457(g) under the Securities Act of 1933, as amended (the “Securities Act”), no separate registration fee is required with respect to the Warrants because they are being registered under the same registration statement as the shares of Common Stock offered pursuant to the Warrants.

(2)	Represents shares of Common Stock issuable upon the exercise of the Warrants being registered hereby. Pursuant to Rule 416(a) under the Securities Act, this registration statement also covers such indeterminable number of shares of Common Stock as may become issuable upon the exercise of the Warrants pursuant to the anti-dilution provisions of the Warrants.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of the high and low prices of the Common Stock reported on the Nasdaq SmallCap Market on April 5, 2004.

(4)	Of the currently due filing fee, $43 is offset pursuant to Rule 457(p) under the Securities Act against the filing fee previously paid by the Registrant in connection with the registration statement on Form S-4 filed by the Registrant on July 23, 2003 (File No. 333-107275) and subsequently withdrawn.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The information in this prospectus is not complete and may be changed. The selling securityholder named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling securityholder are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated April 7, 2004

PROSPECTUS

WORLD AIRWAYS, INC.

Warrants to Purchase Common Stock
and
2,378,223 Shares of Common Stock Issuable
upon the Exercise of the Warrants

     The selling securityholder named in this prospectus is offering for resale from time to time:

•	warrants to purchase 1,269,022 shares of our common stock, exercisable at an initial exercise price of $0.78 per share, subject to adjustments for anti-dilution purposes, through December 30, 2008;

•	warrants to purchase 886,979 shares of our common stock, exercisable at an initial exercise price of $3.20 per share, subject to adjustments for anti-dilution purposes, through December 30, 2009;

•	warrants to purchase 111,111 shares of our common stock, exercisable at an initial exercise price of $2.50 per share, subject to adjustments for anti-dilution purposes, through August 23, 2004;

•	warrants to purchase 111,111 shares of our common stock, exercisable at an initial exercise price of $2.50 per share, subject to adjustments for anti-dilution purposes, through March 29, 2005; and

•	2,378,223 shares of our common stock issuable upon the exercise of the warrants.

     This prospectus may also be used by us in connection with our issuance of shares of our common stock upon the exercise of any of the warrants by holders other than the initial holder.

     We will not receive any proceeds from the resale of the warrants or the shares of our common stock issuable upon the exercise of the warrants. We will, however, receive cash consideration from the exercise of warrants to the extent such warrants are exercised for cash.

     There is no established market for the warrants and we currently do not intend to list the warrants for trading on any national securities exchange or to seek inclusion of the warrants on any automated quotation system. Our common stock is currently quoted on the Nasdaq SmallCap Market under the symbol “WLDA.” On April 6, 2004, the closing sale price of our common stock was $3.65 per share.

     Consider carefully the risk factors beginning on page 5 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is           ,2004.

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     You should rely only on the information provided in this prospectus and the information incorporated by reference. We have not authorized anyone to provide you with different information. The selling securityholder is not offering to sell, or seeking offers to buy, the warrants or shares of our common stock in any state where offers or sales are not permitted. We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover.

     We include cross-references in this prospectus to captions where you can find further related discussions. The table of contents provides the pages on which these captions are located.

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PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus, including the risks of investing in the warrants and our common stock discussed under “Risk Factors” beginning on page 5 of this prospectus, the information incorporated by reference, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part.

     Throughout this prospectus references to the “company,” “we,” “us” and “our” refer to World Airways, Inc., a Delaware corporation, and its subsidiary, unless otherwise specified or the context otherwise requires.

Our Company

     We were organized in March 1948 and are a U.S. certificated air carrier. Airline operations account for 100% of our operating revenue. We provide long-range passenger and cargo charter and wet lease air transportation, serving the U.S. Government, international passenger and cargo air carriers, tour operators, international freight forwarders and cruise ship companies. As of December 31, 2003, we operated eleven MD-11 and seven DC-10-30 aircraft.

     We have served the United States Air Force since 1956 and, for the year ended September 30, 2003, we were its largest provider of international passenger transportation as measured by revenue. Our management team has substantial experience within the airline industry and has successfully led our company through turbulent periods in aviation history.

     Our principal executive offices are located in The HLH Building, 101 World Drive, Peachtree City, Georgia 30269, and our telephone number is (770) 632-8000.

The Offering

     On December 30, 2003, we issued warrants to purchase an aggregate of 2,378,223 shares of our common stock to the Air Transportation Stabilization Board, or the ATSB, as additional compensation for a $27.0 million federal loan guarantee in support of a $30.0 million term loan. In this prospectus, we sometimes refer to these warrants as the “ATSB warrants.” In connection with the issuance of the ATSB warrants, we granted the ATSB and subsequent holders of the ATSB warrants certain registration rights. This prospectus and the registration statement of which this prospectus is a part are being filed with the Securities and Exchange Commission, or SEC, to satisfy these registration obligations. This prospectus and the registration statement cover:

•	the resale by the ATSB and its successors, which include its transferees, pledgees or donees, of the ATSB warrants;

•	the resale by the ATSB and its successors, which include its transferees, pledgees or donees, of shares of our common stock issuable upon the exercise of the ATSB warrants; and

•	the issuance by us of shares of our common stock upon the exercise of the ATSB warrants by holders other than the ATSB.

The ATSB Warrants

     The following is a brief summary of some of the terms of the ATSB warrants offered for resale by this prospectus. For a more complete description of the terms of the ATSB warrants, see “Description of the ATSB Warrants” beginning on page 18 of this prospectus.

Securities	Warrants to purchase in the aggregate 2,378,223 shares of our common stock.

Exercise Price and Period	The ATSB warrants were issued in four separate series:

	•	warrants to purchase 1,269,022 shares of our common stock, exercisable at an initial exercise price of $0.78 per share, subject to specified anti-dilution adjustments, through December 30, 2008;

	•	warrants to purchase 886,979 shares of our common stock, exercisable at an initial exercise price of $3.20 per share, subject to specified anti-dilution adjustments, through December 30, 2009;

	•	warrants to purchase 111,111 shares of our common stock, exercisable at an initial exercise price of $2.50 per share, subject to specified anti-dilution adjustments, through August 23, 2004; and

	•	warrants to purchase 111,111 shares of our common stock, exercisable at an initial exercise price of $2.50 per share, subject to specified anti-dilution adjustments, through March 29, 2005.

Adjustment of Exercise Price.	The exercise price of the ATSB warrants is subject to adjustment from time to time if we:

	•	(i) pay a dividend or make a distribution to holders of any class of our capital stock in shares of our common stock, (ii) split or otherwise subdivide the outstanding shares of our common stock, or (iii) combine the outstanding shares of our common stock into a smaller number of shares;

	•	issue rights, options or warrants to holders of any class of our capital stock to subscribe for or purchase shares of our common stock or securities convertible into our common stock at a price per share less than the greater of (i) the market price on the date of such issuance, and (ii) the then effective exercise price of the ATSB warrants;

	•	issue or distribute to holders of any class of our common stock or any class of our capital stock that is convertible into our common stock evidences of our indebtedness, cash or other assets, shares of capital stock of any class or any other securities (other than our common stock) or rights to subscribe for such securities;

	•	consummate a tender or exchange offer (other than an odd lot offer) for any common stock at a price in excess of the market price of the common stock subject to such tender or exchange offer at the expiration of such tender or exchange offer; or

	•	issue or sell, or be deemed to have issued or sold, additional shares of our common stock for an effective price less than the greater of (i) the fair market value of a share of our common stock being issued, and (ii) the then effective exercise price of the ATSB warrants.

Adjustment of Exercise Shares	Following each adjustment of the exercise price of the ATSB warrants, the number of shares into which the ATSB warrants are exercisable will be appropriately adjusted to reflect the number of shares of our common stock purchasable upon exercise of the ATSB warrants at the adjusted exercise price.

Restrictive Covenants	Without prior written consent of the holders of the ATSB warrants exercisable for a majority of the securities issuable upon exercise of the outstanding ATSB warrants, we may not permit World Airways Parts Company LLC, our wholly owned subsidiary, or any other significant subsidiary, to issue or grant:

	•	any capital stock or equity ownership interest, including any participating security (as defined in the ATSB warrants);

	•	any rights, options, warrants or convertible security that is exercisable for or convertible into any capital stock or other equity ownership interest, including any participating security; or

	•	any stock appreciation rights, phantom stock rights, or any other profit participation rights, or any rights or options to acquire any such rights.

In addition, without prior written consent of the holders of the ATSB warrants exercisable for a majority of the securities issuable upon exercise of the outstanding ATSB warrants, we may not:

	•	issue or grant any restricted common stock or options, warrants or other rights to purchase our common stock or other stock-based awards to employees, officers or directors of, or consultants or advisors to, our company pursuant to benefit plans from the date of issuance of the ATSB warrants through December 31, 2004 covering shares in excess of 1,000,000 shares; or

	•	reprice any of our outstanding options, other than as a result of a stock split, consolidation or other recapitalization or reorganization.

Consolidation, Merger, Sale, Transfer, Reclassification, or Recapitalization	In the event that we merge with another entity or lease, sell or convey to another entity all or substantially all of our property or assets, the ATSB warrants will evidence the right to receive, upon their exercise, in lieu of the shares of our common stock deliverable upon such exercise immediately prior to such transaction, the kind and amount of shares, other securities, property, assets, or cash that the holder of the ATSB warrants would have been entitled to receive upon such transaction had the holder exercised the ATSB warrants immediately prior to such transaction.

In the event that we reclassify or change our common stock issuable upon exercise of the ATSB warrants, including if we reclassify, change or recapitalize our common stock in connection with a consolidation or merger of our company with another entity in which we are the continuing entity and the holders of our common stock receive shares, other securities, property, assets or cash issued, delivered or paid by us in exchange for such shares of common stock, the ATSB warrants will evidence the right to receive, upon their exercise, in lieu of the shares of our common stock deliverable upon such exercise immediately prior to such transaction, the kind and amount of shares, other securities, property, assets, or cash that the holder of the ATSB warrants would have been entitled to receive upon such transaction had the holder exercised the ATSB warrants immediately prior to such transaction.

RISK FACTORS

     You should carefully consider the following risks, as well as the other information contained in this prospectus, before investing in the ATSB warrants or our common stock. If any of the following risks actually occur, our business could be harmed. You should refer to the other information set forth or incorporated by reference in this prospectus, including our consolidated financial statements and the related notes incorporated by reference herein.

Risks Related to Our Business

Our substantial debt and operating lease obligations limit our ability to fund general corporate requirements, limit our flexibility in responding to competitive developments and increase our vulnerability to adverse economic and industry conditions.

     At December 31, 2003, we had $57.2 million of long-term debt outstanding, including $30.0 million outstanding under the ATSB guaranteed loan and $25.5 million aggregate principal amount of convertible debentures. In addition, we have significant long-term obligations relating to operating leases in connection with our aircraft and spare engines and our leased real property. At December 31, 2003, these obligations totaled $286.3 million through 2008 and $248.7 million thereafter.

     As a result of our high financial leverage:

•	We do not have the ability to obtain additional financing. Our indebtedness outstanding under the ATSB guaranteed loan is secured by substantially all of our assets. In addition, the ATSB guaranteed loan contains restrictive provisions which require prepayments in the event we sell any significant assets, receive proceeds from future borrowings from other sources and issuances of certain securities, or receive net proceeds from insurance and condemnation.

•	Our ability to fund general corporate requirements, including capital expenditures, may be impaired. We have substantial obligations to pay principal and interest on our debt and other recurring fixed costs. Further, we may be required to prepay portions of the ATSB guaranteed loan under various circumstances. Accordingly, we may have to use our working capital to fund such payments and other recurring fixed costs instead of funding general corporate requirements.

•	Our ability to respond to competitive developments and adverse economic conditions may be limited. Without the ability to obtain additional financing and with substantial fixed costs, we may not be able to fund the capital expenditures required to keep us competitive or to withstand prolonged adverse economic conditions.

The covenants contained in the loan agreement governing the ATSB guaranteed loan and the covenants included in our operating leases may limit our financial and operating flexibility.

     The ATSB guaranteed loan and the operating leases relating to some of our aircraft contain restrictive covenants that impose significant operating and financial restrictions on us. Under the loan agreement governing the ATSB guaranteed loan, our company is subject to certain covenants pursuant to which we must satisfy various financial covenants requiring us to maintain a certain amount of unrestricted cash or cash equivalents and to comply with certain financial ratios.

     In addition, the ATSB guaranteed loan agreement also contains a number of negative covenants, including, but not limited to, restrictions on:

•	granting additional liens on our property or making significant investments;

•	paying dividends, redeeming capital stock, repricing outstanding stock options or repaying indebtedness other than the ATSB guaranteed loan;

•	liquidating, winding up, dissolving or engaging in certain acquisitions or certain sale-leaseback transactions;

•	engaging in certain transactions with affiliates or certain asset sales;

•	engaging in any business unrelated to our existing business;

•	consolidating, merging with or into another entity or selling substantially all of our assets unless certain conditions are satisfied; and

•	amending the terms of agreements relating to our other indebtedness for borrowed money or granting any additional negative pledges.

     These restrictions and requirements may limit our financial and operating flexibility. In addition, if we fail to comply with these restrictions or to satisfy these requirements, our obligations under the ATSB guaranteed loan and our operating leases may be accelerated. We cannot assure you that we would be able to satisfy all of these obligations upon acceleration. The failure to satisfy these obligations would materially adversely affect our business, operations and financial results as well as the value of the ATSB warrants and our common stock.

If we lose the U.S. Air Force as a customer, our business would be significantly adversely affected.

     We are highly dependent on revenues from the U.S. Air Force, or USAF. Revenues from USAF represented 74.7% and 72.2% of our total revenues for the years ended December 31, 2003 and 2002, respectively. We provide transportation services to the USAF under annual contracts. If we lose these contracts with the USAF, or if the USAF reduces substantially the business it awards to us in a given year, we may not be able to replace the lost business and our financial condition and results of operations could be materially adversely affected. We believe that the USAF will continue to contribute a significant portion of our total revenues in 2004, but the lessening of military activities in connection with the conflict in Iraq may reduce the USAF’s demand for our transportation services, which could negatively affect our results of operations in 2004.

Our non-military customers may cancel or default on their contracts with us.

     Non-military customers who have contracted with us may cancel or default on their contracts, and we may not be able to obtain other business to cover the resulting loss in revenues. For the year ended December 31, 2003, our five largest non-military customers accounted for approximately 20.2% of our total operating revenues. If these customers cancel or default on their obligations and we are not able to obtain other business, our financial position could be materially adversely affected.

If we are not able to maintain high utilization rates for our aircraft, our business will suffer.

     Due to the high fixed costs of leasing and maintaining our aircraft and costs for cockpit crew members and flight attendants, each of our aircraft must have high utilization in order for us to operate profitably. Although our preferred strategy is to enter into long-term contracts with our customers, the terms of our existing customer contracts are in most cases substantially shorter than the terms of our lease obligations with respect to our aircraft. We cannot provide assurance that we will be able to enter into additional contracts with new or existing customers or that we will be able to obtain enough additional business to fully utilize each aircraft. Our financial position and results of operations could be materially adversely affected by periods of low aircraft utilization and yields.

In the event of an aircraft accident, we may incur substantial losses that may not be entirely covered by insurance.

     We may incur substantial losses in the event of an aircraft accident. These losses may include the repair or replacement of a damaged aircraft, and the consequent temporary or permanent loss of the aircraft from service, loss of business due to negative publicity, as well as claims of injured passengers and other persons for destroyed cargo.

     We are required by contractual obligations with lessors, the Department of Transportation, or the DOT, and company policy to carry liability insurance on each of our aircraft. We currently maintain liability insurance for passengers and third party damages, excluding those caused by war or terrorist attacks, in the amount of $1.5 billion. In addition, we currently maintain liability insurance for passenger liability and third party damages caused by war or terrorist attacks in the amount of $1.5 billion per occurrence with an annual aggregate limit of $3.0 billion provided by the U.S. Government.

     Although we believe our insurance coverage is adequate, we cannot provide assurance that the amount of our insurance coverage will not change or that we will not be forced to bear substantial losses from accidents. Substantial claims resulting from an accident could have a material adverse effect on our business, operations and financial results and could seriously inhibit customer acceptance of our services.

Our aircraft could become more expensive to maintain which may affect our profitability.

     We are subject to the jurisdiction of the Federal Aviation Administration, or the FAA, with respect to aircraft maintenance and other matters affecting air safety. Manufacturer Service Bulletins and FAA Airworthiness Directives could cause aircraft operators to be subject to extensive aircraft examinations and could require aircraft to undergo structural inspections and modifications. It is possible that Manufacturer Service Bulletins or Airworthiness Directives applicable to the types of aircraft or engines included in our fleet could be issued in the future. We cannot currently estimate the cost of compliance with new Manufacturer Service Bulletins and Airworthiness Directives, but they could be substantial and could have a material adverse effect on our financial condition and results of operations.

The failure of our contractors to provide essential services could harm our business.

     We have agreements with contractors, including other airlines, to provide certain facilities and services required for our operations, including all of our off-wing engine maintenance and most airframe maintenance. We also have agreements with contractors to provide security, ground handling and personnel training. The failure of these contractors to provide essential services that are not otherwise entirely within our control could have a material adverse effect on our financial condition and results of operations.

Many of our employees are represented by unions, and a prolonged dispute with our employees could have an adverse impact on our operations.

     Our flight attendants are represented by the International Brotherhood of Teamsters, or the Teamsters. On September 3, 2003, our flight attendants ratified a collective bargaining agreement proposed in July 2003 to extend the flight attendants collective bargaining agreement until August 31, 2006 and to allow for pay increases and other benefit changes requested by the flight attendants. On January 16, 2004, we reached a three-year tentative agreement with the Teamsters covering our cockpit crewmembers. The updated agreement called for work rule changes and wage increases. On February 27, 2004, we received a notification that the tentative agreement was not ratified by a majority of the Teamsters’ members. We will reconvene negotiations with the Teamsters at a later date. We are unable to predict whether any of our employees not currently represented by a labor union, such as our maintenance personnel, will elect to be represented by a labor union or collective bargaining unit. The election of such employees for union representation could result in employee compensation and working condition demands that could have a material adverse effect on our financial condition and results of operations. We are also unable to predict whether our flight attendants will choose to renew their collective bargaining agreement in 2006.

We are subject to significant and increasing government regulation and oversight which can materially affect our ability to maintain or increase the level of air operations.

     We are subject to government regulation and control under the laws of the United States and the various other countries in which we operate. We are also governed by bilateral air transport services agreements between the U.S. and the countries to which we provide airline services. We are subject to Title 49 of the United States Code, or the Transportation Code, under which the DOT and the FAA exercise regulatory authority. Additionally, foreign governments assert jurisdiction over air routes and fares to and from the U.S., airport operation rights and facilities access. Due to our participation in the Civil Reserve Air Fleet, we are subject to inspections approximately every two years by the USAF as a condition to retaining our eligibility to provide military charter flights. The USAF may terminate its contract with us if we fail to pass such inspection or otherwise fail to maintain satisfactory performance levels.

     We periodically receive correspondence from the FAA with respect to minor noncompliance matters. While we believe that we are currently in compliance in all material respects with all appropriate FAA standards and have obtained all required licenses and authorities, any material non-compliance with such standards or the revocation or suspension of licenses or authorities could have a material adverse effect on our financial condition and results of operations.

Fluctuations in interest rates could adversely affect our liquidity, operating expenses and results.

     Under the ATSB guaranteed loan, $27.0 million of our indebtedness bears interest at fluctuating interest rates based on the lender’s weighted average cost of issuing commercial paper, and if the loan is assigned to a third party, will bear interest based on the London interbank offered rate, or LIBOR. The balance of our indebtedness under the ATSB guaranteed loan bears interest at fluctuating rates based on LIBOR. LIBOR rates tend to fluctuate based on general economic conditions, general interest rates, including the prime rate, and the supply of and demand for commercial paper or for credit in the London interbank market. We have not hedged our interest rate exposure and, accordingly, our interest expense for any particular period may fluctuate based on LIBOR rates. To the extent these rates increase, our interest expense will increase, in which event we may have difficulties making interest payments and funding our other fixed costs and our available cash flow for general corporate requirements may be adversely affected.

Our operating costs could increase as a result of past, current or new regulations that impose additional requirements and restrictions on air transportation operations.

     The air transportation industry is heavily regulated. Both federal and state governments from time to time propose laws and regulations that impose additional requirements and restrictions on air transportation operations. Implementing these measures, such as aviation ticket taxes and passenger safety measures, has increased operating costs for us and the air transportation industry as a whole. In addition, new security measures imposed by the Aviation and Transportation Security Act or otherwise by the FAA as a result of terrorist attacks are expected to continue to increase costs for us and the air transportation industry as a whole. Depending on the implementation of these and other laws and regulations, our operating costs could increase significantly. Certain governmental agencies, such as the DOT and the FAA, have the authority to impose mandatory orders, such as Airworthiness Directives, in connection with our aircraft, and civil penalties for violations of applicable laws and regulations, each of which can result in material costs and adverse publicity. We cannot predict which laws and regulations will be adopted or what other action regulators might take. Accordingly, we cannot guarantee that future legislative and regulatory acts will not have a material impact on our operating results.

The air transportation industry and the markets we serve are highly competitive and we may be unable to compete effectively against carriers with substantially greater resources or lower cost structures.

     The market for outsourcing air passenger and cargo ACMI (aircraft, crew, maintenance and insurance) services and full service charter business is highly competitive. Certain of the passenger and cargo air carriers against which we compete possess substantially greater financial resources and more extensive facilities and equipment than those which are now, or will in the foreseeable future become, available to us. We believe that the most important bases for competition in the ACMI outsourcing business are the age of the aircraft fleet, the passenger, payload and cubic capacities of the aircraft, and the price, flexibility, quality and reliability of the air transportation services provided. Our competitors in the passenger charter market include North American Airlines, Omni Air International, Miami Air and American Trans Air and in the cargo charter market include cargo carriers Atlas Air (including Polar Air Cargo), Gemini Air Cargo, Evergreen and Centurion Air Cargo, as well as scheduled and non-scheduled passenger carriers that have substantial belly capacity. Our ability to continue to grow depends upon our success in convincing major international airlines that outsourcing some portion of their air passenger and cargo business remains more cost-effective than undertaking passenger or cargo operations with their own incremental capacity and resources. The allocation of military air transportation contracts by the USAF is based upon the number and type of aircraft a carrier, alone or through a teaming arrangement, makes available for use in times of national emergencies. The formation of competing teaming arrangements comprised of larger partners than those sponsored by us, an increase by other air carriers in their commitment of aircraft to the emergency program, or the withdrawal of our current partners, could adversely affect the size of the USAF contracts which may be awarded to us in future years.

We depend on the expertise of our management team. If key individuals leave unexpectedly, our business and operations could suffer.

     Many of our executive officers are key to the management of our business and operations. Our future success depends on our ability to retain these officers and other capable managers. Although we believe that we could replace key personnel given adequate prior notice, the unexpected departure of key executive officers could cause substantial disruption to our business and operations. In addition, we may not be able to retain and recruit talented personnel without incurring substantial costs.

Our business is sensitive to general economic conditions, unforeseen events and seasonal fluctuations. As a result, our prior performance is not necessarily indicative of our future results.

     The air travel business historically fluctuates on a seasonal basis and in response to general economic conditions. Due to the greater demand for air and leisure travel during the summer months, revenues in the airline industry in the second and third quarters of the year tend to be greater than revenues in the first and fourth quarters of the year. In addition, the airline industry is highly susceptible to unforeseen events that result in declines in revenues or increased costs, such as political instability, regional hostilities, terrorist attacks, recession, fuel price escalation, inflation, adverse weather conditions, consumer preferences, labor instability or regulatory oversight. Also, our results of operations for interim periods are not necessarily indicative of those for an entire year and our prior results are not necessarily indicative of our future results.

Risks Related to the Air Transportation Industry

The terrorist attacks of September 11, 2001 and government responses to them continue to have a material adverse impact on the air transportation industry.

     The terrorist attacks of September 11, 2001 have had, and continue to have, a wide-ranging negative impact on the air transportation industry because they resulted in, among other things:

•	a reduction in the demand for travel;

•	an increase in costs due to enhanced security measures and government directives in response to the terrorist attacks; and

•	an increase in the cost of aviation insurance in general, and the cost and availability of coverage for acts of war, terrorism, hijacking, sabotage and similar acts of peril in particular.

Increased insurance costs due to the terrorist attacks of September 11, 2001 may adversely impact our operations and financial results.

     The terrorist attacks of September 11, 2001 resulted in staggering losses to the insurance industry. These losses resulted in a significant increase in our insurance premiums, which has negatively impacted our financial results, and could lead to future increases in our insurance premiums. In addition, these losses caused general instability in the insurance industry that could adversely affect some of our existing insurance carriers or our ability to obtain future insurance coverage. To the extent that our existing insurance carriers are unable to provide the insurance coverage contracted for, our insurance costs may further increase.

     Moreover, since September 11, 2001, we and others in our industry have been unable to obtain third party war risk, terrorism, hull and liability insurance at reasonable rates from the commercial insurance market and have been obtaining this insurance through a special program administered by the FAA. The Emergency Wartime Supplemental Appropriations Act extended this insurance protection until August 2004. Should the federal insurance program terminate, we would likely face a material increase in the cost of such insurance. Because of competitive pressures in our industry, our ability to pass these additional costs to customers would be limited and the increased costs could be material to our financial condition.

Risks Related to the ATSB Warrants and Our Common Stock

Sales in the public market of shares issued upon the exercise of our outstanding warrants or convertible debentures could affect the market value of our stock.

     At December 31, 2003, there were outstanding warrants to purchase an aggregate of 2.0 million shares of our common stock in addition to the ATSB warrants. In addition, we have outstanding $25.5 million aggregate principal amount of 8.0% Convertible Senior Subordinated Debentures due 2009. All of the shares subject to our outstanding warrants and debentures have been registered for resale under the Securities Act of 1933, as amended, or the Securities Act, and, therefore, may be sold in the public market. Any sales in the public market of common stock issued upon the exercise of warrants or upon the conversion of the debentures could adversely affect prevailing market prices of our common stock. In addition, the existence of the warrants and the debentures may encourage short selling by market participants because exercise of the warrants or conversion of the debentures could depress the price of our common stock, which in turn could affect the value of the ATSB warrants and our common stock offered by this prospectus.

If our common stock is delisted from Nasdaq, liquidity of our common stock will likely be adversely affected.

     Our common stock is listed for trading on the Nasdaq SmallCap Market, or Nasdaq, under the symbol “WLDA.” In order to continue to be listed on Nasdaq, however, we must meet certain criteria, including one of the following:

•	maintaining $2,500,000 in stockholders’ equity;

•	having a market capitalization of at least $35,000,000; or

•	generating annual net income of $500,000.

     In addition, the minimum bid price of our common stock must be at least $1.00 per share. On April 6, 2004, the closing price of our common stock was $3.65 per share. The potential dilution resulting from the exercise of warrants issued to the ATSB in connection with the ATSB guaranteed loan, as well as other events beyond our control, could cause the per share market price of our common stock to drop below the minimum bid price of $1.00 per share. As of December 31, 2003, we did not satisfy the requirement for stockholders equity. The failure to meet Nasdaq’s maintenance criteria may result in the delisting of our common stock from Nasdaq. As a result of such delisting, you could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock.

The market price for our common stock is volatile.

     The market price of our common stock has been subject to significant fluctuations in response to our operating results and other factors. The market price of the shares of our common stock has varied significantly and may be volatile depending on news announcements and changes in general market conditions. In particular, news announcements regarding quarterly results of operations, competitive developments, litigation or governmental regulatory actions impacting us may adversely affect the price of our common stock. In addition, the sale of a substantial number of shares of common stock in a short period of time could adversely affect the market price of the common stock. Also, the stock market has from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded. Market fluctuations may adversely affect the market price of our common stock. We cannot assure you that the market price of our common stock will not decline in the future.

An active trading market for the ATSB warrants may not develop, which may adversely affect your ability to sell your ATSB warrants.

     There is currently no public market for the ATSB warrants. Although we agreed to use our reasonable best efforts, upon the reasonable request of the ATSB, to cause the ATSB warrants to be listed on a national securities exchange or included for trading on the Nasdaq Stock Market, we currently do not intend to do so. In addition, we cannot assure you that, if requested to do so, we will be able to meet the criteria for listing the ATSB warrants on a national securities exchange or for inclusion on the Nasdaq Stock Market. We also cannot assure you that an active market for the warrants offered by this prospectus will develop in the future. In the absence of an active market, holders of the ATSB warrants may find it difficult to sell the ATSB warrants expeditiously, at favorable prices or at all. Future trading prices for the ATSB warrants will depend on many factors, including the trading prices of our common stock, our financial condition, performance and prospects and general market and economic conditions.

Delaware law, as well as our Certificate of Incorporation and Bylaws, contain anti-takeover provisions that may indirectly affect the value of our common stock.

     Certain provisions of Delaware law and our Certificate of Incorporation and Bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. Certain of these provisions allow us to issue preferred stock with rights senior to those of the common stock without any further vote or action by the holders of common stock. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of our common stock. In addition, our Certificate of Incorporation provides for our board of directors to be divided into three classes of directors serving staggered three-year terms. Classification of our board of directors expands the time required to change the composition of a majority of directors and may tend to discourage an acquisition proposal for our company.

FAA regulations restrict ownership of our common stock by non-U.S. citizens, which may lessen demand for the ATSB warrants and our stock.

     Because we are a U.S. certificated flag carrier, under applicable regulatory restrictions, no more than 25% of our voting stock may be owned or controlled, directly or indirectly, by persons who are not U.S. citizens. Our Certificate of Incorporation and Bylaws provide that no shares of capital stock may be voted by or at the direction of persons who are not U.S. citizens unless such shares are registered on a separate foreign stock record. No shares of common stock owned by persons who are not U.S. citizens will be registered on our foreign stock record to the extent that the aggregate ownership by persons who are not U.S. citizens reflected in the foreign stock record would exceed 25% of our outstanding shares of common stock.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus, including the information that we incorporate by reference, contains various forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements are based on management’s beliefs as well as assumptions made by, and information currently available to, management. When used in this prospectus or in connection with the information that we incorporate by reference, the words “anticipate,” “estimate,” “project,” “forecast,” “expect,” “intend,” “plan” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. Among the key factors that may have a direct bearing on our results are:

•	the impact of competition in the market for our transportation services;

•	the duration and extent of the current soft economic conditions;

•	the impact of global instability, including the impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of September 11, 2001, and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks, such as SARS, or other global events;

•	limitations on our ability to obtain additional financing due to high levels of debt and the financial and other covenants in our debt instruments;

•	changes in federal and state laws and regulations;

•	changes in prevailing interest rates and the availability of and terms of financing to fund our business;

•	the ability to attract and retain qualified personnel;

•	reliance on key marketing relationships;

•	the cyclical nature of the air carrier business;

•	the impact of changes in fuel prices;

•	relations with unionized employees generally and the impact and outcome of labor negotiations;

•	fluctuations in operating results and other risks detailed from time to time in our periodic reports filed with the SEC; and

•	other factors referenced in this prospectus, including those set forth under the caption “Risk Factors” beginning on page 5 above.

     All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the caption “Risk Factors.” We caution you that these risk factors may not be exhaustive. We operate in a continually changing business environment and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our businesses or the extent to which any factor or combination of factors may cause actual results to differ materially from those projected in any forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

     You should carefully read this prospectus and the documents incorporated by reference in their entirety. They contain information that you should consider when making your investment decision.

USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling securityholder of the warrants or the shares of common stock offered by this prospectus. We will, however, receive cash consideration from the exercise of ATSB warrants to the extent such warrants are exercised for cash. If the ATSB warrants are fully exercised for cash, we would realize proceeds, before expenses, of $4,383,725. We intend to use any cash proceeds from the exercise of the ATSB warrants for working capital purposes.

SELLING SECURITYHOLDER

     We issued the ATSB warrants offered by this prospectus on December 30, 2003 as additional compensation for a $27.0 million federal loan guarantee in support of a $30.0 million term loan we closed on that day. The ATSB warrants and the shares of our common stock issuable upon the exercise of the ATSB warrants may be offered from time to time by the selling securityholder and its successors, which include its transferees, pledgees or donees. Our registration for resale of the ATSB warrants and the shares of common stock issuable upon exercise of the ATSB warrants offered by this prospectus does not necessarily mean that the selling securityholder will sell all or any of such securities.

     The following table sets forth certain information as of March 31, 2004 concerning the ATSB warrants and number of shares of common stock issuable upon exercise of the ATSB warrants that may be offered from time to time by the selling securityholder. The number of shares of our common stock shown in the table below assumes exercise of the ATSB warrants offered by this prospectus at their initial exercise prices. The exercise prices of the ATSB warrants and the number of shares that may be acquired upon conversion thereof are subject to certain anti-dilution adjustments. Accordingly, the number of shares of our common stock issuable upon the exercise of the ATSB warrants offered by this prospectus may increase or decrease from time to time.

     We have prepared the table below based on information given to us by the selling securityholder on or prior to the date of this prospectus. Because the selling securityholder may offer all or some of the ATSB warrants and shares of common stock issuable upon exercise of the ATSB warrants, we have assumed for purposes of this table that the selling securityholder will sell, in the aggregate, all of the ATSB warrants and shares of common stock offered by this prospectus. The selling securityholder may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of its securities since the date this information was last provided to us. Information about the selling securityholder may change over time. Any changed information provided to us by the selling securityholder will be set forth if and when necessary in prospectus supplements and/or amendments to this prospectus.

					Shares of Common Stock			Shares of Common Stock
					Beneficially Owned			Beneficially Owned After
	Warrants Beneficially Owned and Offered(1)				and Offered(1)			the Offering(1)
Name	Series 1(2)	Series 2(3)	Series 3(4)	Series 4(5)	Number		Percentage(6)	Number	Percentage(6)
Air Transportation Stabilization Board	1,269,022	886,979	111,111	111,111	2,378,223	(7)	17.2%	-0-	-0-

(1)	For purposes of this table, we assume that, in the aggregate, all of the ATSB warrants and shares of common stock offered by this prospectus will be sold in this offering and, therefore, the selling securityholder will not beneficially own any ATSB warrants or shares of common stock after the offering.

(2)	Consists of warrants exercisable at $0.78 per share through December 30, 2008.

(3)	Consists of warrants exercisable at $3.20 per share through December 30, 2009.

(4)	Consists of warrants exercisable at $2.50 per share through April 23, 2004.

(5)	Consists of warrants exercisable at $2.50 per share through March 29, 2005.

(6)	In accordance with Rule 13d-3(d)(i) under the Exchange Act, for purposes of calculating the percentage of outstanding shares of common stock beneficially owned by the selling securityholder, the shares issuable upon the exercise of the ATSB warrants held by such selling securityholder are deemed to be outstanding. On March 31, our company had an aggregate total of 11,461,198 shares of common stock outstanding, which total was used to calculate the percentage of outstanding shares of common stock beneficially owned by the selling securityholder.

(7)	Represents shares of our common stock issuable upon the exercise of the ATSB warrants owned by the selling securityholder.

     The selling securityholder has not held any position or office and has not had any material relationship with us within the past three years, except that the ATSB is guarantor of $27.0 million of our $30.0 million term loan which we closed on December 30, 2003.

PLAN OF DISTRIBUTION

     The selling securityholder and its successors, which include its transferees, pledgees or donees, may sell the warrants and the shares of our common stock offered by this prospectus directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholder or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

     The warrants and the shares of common stock offered by this prospectus may be sold in one or more transactions:

•	at fixed prices;

•	at prevailing market prices at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

     These sales may be effected in transactions, which may involve block transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq Stock Market;

•	in the over-the-counter market;

•	in transactions other than on the national securities exchanges, quotation services or in the over-the-counter market; or

•	through the writing and exercise of options, whether these options are listed on an options exchange or otherwise.

     In connection with sales of the ATSB warrants and shares of common stock offered by this prospectus, the selling securityholder may:

•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of warrants or common stock and deliver these securities to close out short positions;

•	sell warrants or shares of common stock short and deliver these securities to close out short positions; or

•	loan or pledge the ATSB warrants or shares of common stock to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling securityholder from the sale of the ATSB warrants or shares of common stock offered by this prospectus will be the purchase price of the securities less any discounts and commissions. The selling securityholder reserves the right to accept and, together with its agents, to reject any proposed purchase of ATSB warrants or shares of common stock to be made directly or through agents. We will not receive any proceeds from the resale by the selling securityholder of the ATSB warrants and shares of our common stock offered by this prospectus. We will, however, receive cash consideration for the exercise of ATSB warrants to the extent such warrants are exercised for cash.

     In order to comply with the securities laws of some jurisdictions, if applicable, the selling securityholder may only sell the ATSB warrants and shares of common stock offered by this prospectus in those jurisdictions through registered or licensed brokers or dealers.

     Although we agreed to use our reasonable best efforts, upon the reasonable request of the ATSB, to cause the ATSB warrants to be listed on a national securities exchange or included for trading on the Nasdaq Stock Market, we currently do not intend to do so and cannot assure you that we will be able to do so in the future. Our common stock is listed for trading on the Nasdaq SmallCap Market under the symbol “WLDA.”

     The selling securityholder and any underwriters, broker-dealers or agents that participate in the sale of the ATSB warrants and shares of common stock offered by this prospectus may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the ATSB warrants or shares of common stock offered by this prospectus may be deemed underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act may be subject to statutory liabilities under the Securities Act.

     In addition, Regulation M under the Securities Act may restrict the ability of any person engaged in the distribution of the ATSB warrants or shares of common stock offered by this prospectus to engage in market-making activities with respect to the particular ATSB warrants or shares of common stock being distributed for a period of up to five business days before the commencement of such distribution. This may affect the marketability of the ATSB warrants and shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the ATSB warrants and common stock.

     The selling securityholder has acknowledged that it understands its obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and has agreed that it will not engage in any transaction in violation of such provisions. The selling securityholder has also agreed to comply with the prospectus delivery requirements of the Securities Act, if any. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling securityholder has represented that it will not sell any ATSB warrants or common stock pursuant to this prospectus except as described in this prospectus.

     If required, the specific ATSB warrants or shares of the common stock to be sold, the names of additional selling securityholders, the respective purchase prices and public offering prices, the names of any agent, broker-dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration rights agreement for the benefit of the holders of the ATSB warrants. Pursuant to this registration rights agreement and the ATSB warrants, we agreed to register the ATSB warrants and the common stock issuable upon the exercise of the ATSB warrants with the SEC under specific circumstances and specific times. In addition, the selling securityholder and we have agreed to indemnify each other and our respective directors, officers and controlling persons against, and in certain circumstances to provide contribution with respect to, specific liabilities in connection with the offer and sale of the shares of common stock offered by this prospectus, including liabilities under the Securities Act. We will pay all of the expenses incident to the registration of the ATSB warrant and the common stock offered by this prospectus, except that the selling securityholder will pay all brokers’ commissions and, in connection with an underwritten offering, underwriting discounts and commissions. This prospectus and the registration statement of which this prospectus is a part are being filed with the SEC to satisfy such registration obligations

Governmental Immunity

     The doctrine of sovereign immunity, as limited by the Federal Tort Claims Act, provides that claims may not be brought against the United States of America or any agency or instrumentality thereof unless specifically permitted by act of Congress. The Federal Tort Claims Act bars claims for fraud or misrepresentation. The courts have held, in cases involving federal agencies and instrumentalities, that the United States may assert its sovereign immunity to claims brought under the federal securities laws. Thus, any attempt to assert a claim against the ATSB alleging a violation of the federal securities laws, including the Securities Act and the Exchange Act, resulting from an alleged material misstatement in or material omission from this prospectus or the registration statement of which this prospectus is a part, or any other act or omission in connection with the offering to which this prospectus relates, likely would be barred. In addition, the ATSB has advised us that the ATSB and its members, officers, agents, and employees are exempt from liability for any violation or alleged violation of the anti-fraud provisions of Section 10(b) of the Exchange Act by virtue of Section 3(c) thereof. Accordingly, any attempt to assert such a claim against the members, officers, agents or employees of the ATSB for a violation of the Securities Act or the Exchange Act resulting from an alleged material misstatement in or material omission from this prospectus or the registration statement of which this prospectus is a part or resulting from any other act or omission in connection with the offering of the ATSB warrants or the shares of common stock issuable upon the exercise thereof likely would be barred.

DESCRIPTION OF THE ATSB WARRANTS

     The following discussion summarizes the material provisions of the ATSB warrants offered by this prospectus. This description does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the agreements governing the ATSB warrants, which we urge you to read carefully because those documents, and not this description, define your rights as a holder of ATSB warrants.

General

     The ATSB warrants consist of warrants issued in four series to purchase in the aggregate 2,378,223 shares of our common stock. Except for the exercise prices and the expiration dates, the terms of the ATSB warrants are identical in all relevant respects.

Exercise Price and Period

     The ATSB warrants consist of the following four series:

•	warrants to purchase 1,269,022 shares of our common stock, exercisable at $0.78 per share through December 30, 2008;

•	warrants to purchase 886,979 shares of our common stock, exercisable at $3.20 per share through December 30, 2009;

•	warrants to purchase 111,111 shares of our common stock, exercisable at $2.50 per share through August 23, 2004; and

•	warrants to purchase 111,111 shares of our common stock, exercisable at $2.50 per share through March 29, 2005.

Exercise of the ATSB Warrants

     The ATSB warrants may be exercised in whole or in part at any time during the applicable exercise period. The exercise price of the ATSB warrants may be paid:

•	in cash or immediately available funds;

•	by cancellation of indebtedness; or

•	as long as (1) shares of our common stock are traded on a national securities exchange or are quoted on Nasdaq, and (2) the holder is the ATSB or any government agency or instrumentality (or the Bureau of Public Debt) of the United States, by such U.S. Government holder’s election to receive shares of our common stock equal to the value of such ATSB warrants determined on the basis of the market price of the shares of common stock underlying such ATSB warrants on the date of the election, less the exercise price of such ATSB warrants (also referred to as the “net exercise” method).

     If on the date of expiration of any ATSB warrants the fair market value per share of our common stock is greater than the exercise price per share of such ATSB warrants, unless indicated otherwise in writing by the U.S. Government holder, such ATSB warrants will be automatically exercised by the U.S. Government holder using the net exercise method.

Adjustment of Exercise Price, Shares of Common Stock Purchasable and Number of Warrants

     Adjustment of Exercise Price

     The exercise price of the ATSB warrants is subject to adjustment from time to time if we:

•	(i) pay a dividend or make a distribution to holders of any class of our capital stock in shares of our common stock, (ii) split or otherwise subdivide the outstanding shares of our common stock, or (iii) combine the outstanding shares of our common stock into a smaller number of shares;

•	issue rights, options or warrants to holders of any class of our capital stock to subscribe for or purchase shares of our common stock or securities convertible into our common stock at a price per share less than the greater of (i) the market price on the date of such issuance, and (ii) the then effective exercise price of the ATSB warrants;

•	issue or distribute to holders of any class of our common stock or any class of our capital stock that is convertible into our common stock evidences of our indebtedness, cash or other assets, shares of capital stock of any class or any other securities (other than our common stock) or rights to subscribe for such securities;

•	consummate a tender or exchange offer (other than an odd lot offer) for any common stock at a price in excess of the market price of the common stock subject to such tender or exchange offer at the expiration of such tender or exchange offer; or

•	issue or sell, or if we are deemed to have issued or sold, additional shares of common stock for an effective price less than the greater of (i) the fair market value of a share of our common stock being issued (or, if being issued in an underwritten offering, the market price on the day that such offering is being priced), and (ii) the then effective exercise price of the ATSB warrants.

     The exercise price of the ATSB warrants will not be further adjusted as a result of the actual issuance of shares of our common stock upon the exercise of any such rights, options or warrants or the conversion of any convertible securities. If any rights, options or warrants or convertible securities will expire without having been exercised, the exercise price as adjusted upon the issuance of such rights, options, or warrants or convertible securities will be readjusted to the exercise price which would have been in effect had an adjustment been made on the basis of only the shares of our common stock actually issued or sold on the exercise or conversion of such rights, options, warrants or convertible securities, and on the basis that such shares of our common stock were issued or sold for the consideration actually received by us upon such exercise or conversion, plus the consideration actually received by us for the issue or sale of all such rights, options, warrants and convertible securities, whether or not exercised.

     For purposes of the provisions relating to the adjustment of the exercise price of the ATSB warrants, the term “market price” means, as of any specified date, with respect to any share of any class of our common stock or any other security, if such class of common stock or other security is (i) traded on a national securities exchange or admitted to unlisted trading privileges on such an exchange, or (ii) quoted on the National Market System or the Small Cap Market, the last reported share or unit sale price of such class of our common stock or other security on such exchange or on the National Market System or the Small Cap Market on such date. In the event that no sale is made on such day, then the term “market price” means the mean of the closing bid and asked prices for such day on such exchange or on the National Market System or the Small Cap Market.

     Adjustment of Exercise Shares

     Following each adjustment of the exercise price of the ATSB warrants, the number of shares into which the ATSB warrants are exercisable will be adjusted to reflect the number of shares of our common stock, obtained by (a) multiplying the number of shares of our common stock purchasable immediately prior to such adjustment by the exercise price of the ATSB warrants in effect prior to such adjustment, and (b) dividing the product so obtained by the exercise price in effect after such adjustment of the exercise price of the ATSB warrants.

     Consolidation, Merger, Sale, Transfer, Reclassification or Recapitalization

     In the event that we merge with another entity (other than in a merger or consolidation in which we will be the continuing entity and our common stock will not be exchanged for securities, property or assets issued, delivered or paid by another entity), or in case we lease, sell or convey to another entity all or substantially all of our property or assets, the ATSB warrants will evidence the right to receive, upon their exercise, in lieu of the shares of our common stock deliverable upon such exercise immediately prior to such consolidation merger, lease, sale or conveyance, the kind and amount of shares, other securities, property, assets, or cash that the holder of the ATSB warrants would have been entitled to receive upon such consolidation, merger, lease, sale or conveyance had the holder exercised the ATSB warrants immediately prior to such consolidation merger, lease, sale or conveyance

In the event that we reclassify or change our common stock issuable upon exercise of the ATSB warrants, including if we reclassify, change or recapitalize our common stock in connection with a consolidation or merger of our company with another entity in which we are the continuing entity and the holders of our common stock receive shares, other securities, property, assets or cash issued, delivered or paid by us in exchange for such shares of common stock, the ATSB warrants will evidence the right to receive, upon their exercise, in lieu of the shares of our common stock deliverable upon such exercise immediately prior to such reclassification, change or recapitalization, the kind and amount of shares, other securities, property, assets, or cash that the holder of the ATSB warrants would have been entitled to receive upon such reclassification, change, consolidation or merger had the holder exercised the ATSB warrants immediately prior to such reclassification, change, consolidation or merger.

Other Dilutive Events

     If any event occurs as to which the adjustment provisions of the ATSB warrants are not strictly applicable, but as to which the failure to make any adjustment to the exercise price and the number of shares or other assets or property subject to the ATSB warrants would adversely affect the purchase rights or value represented by the ATSB warrants in accordance with the essential intent and principles of the provisions governing the adjustment of the exercise price of the ATSB warrants, then we are required to determine the adjustment on a basis consistent with the essential intent and principles established by the adjustment provisions of the agreements governing the ATSB warrants, necessary to preserve, without dilution, the purchase rights represented by the ATSB warrants.

Restrictive Covenants

     Without prior written consent of the holders of the ATSB warrants exercisable for a majority of the securities issuable upon exercise of the outstanding ATSB warrants, we may not permit World Airways Parts Company LLC, our wholly owned subsidiary, or any other “significant subsidiary” (as defined by Rule 1-02(w) of Regulation S-X under the Securities Act or any successor rule) to issue or grant (to any person or entity other than our company or its wholly owned subsidiaries):

•	any capital stock or equity ownership interest, including any participating security (as that term is defined in the agreements governing the ATSB warrants);

•	any rights, options, warrants or convertible security that is exercisable for or convertible into any capital stock or other equity ownership interest, including any participating security; or

•	any stock appreciation rights, phantom stock rights, or any other profit participation rights, or any rights or options to acquire any such rights.

     In addition, without prior written consent of the holders of the ATSB warrants exercisable for a majority of the securities issuable upon exercise of the outstanding ATSB warrants, we may not:

•	issue or grant any restricted common stock or options, warrants or other rights to purchase our common stock or other stock-based awards to employees, officers or directors of, or consultants or advisors to, our company pursuant to benefit plans from the date of issuance of the ATSB warrants through December 31, 2004 covering shares in excess of 1,000,000 shares; or

•	reprice any of our outstanding options, other than as a result of a stock split, consolidation or other recapitalization or reorganization.

Governing Law

     The ATSB warrants are governed and construed in accordance with federal law, if applicable, and otherwise in accordance with the law of the State of New York.

DESCRIPTION OF CAPITAL STOCK

     The following is a summary of the material terms of our capital stock. This summary is subject to and qualified in its entirety by reference to the terms of and conditions of our Certificate of Incorporation, certificate of designation, Bylaws and any agreement or other instrument, as applicable, governing our capital stock, the terms and conditions of which are being summarized.

Capital Stock

     Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share, of which 11,461,198 shares of common stock and no shares of preferred stock were outstanding as of March 31, 2004. All of the issued and outstanding shares of common stock are fully paid and nonassessable.

     The following summary description of our capital stock accurately describes the material rights of holders of our capital stock but does not purport to be complete and is qualified in its entirety by reference to our Certificate of Incorporation and Bylaws.

     Common Stock

     The holders of validly issued and outstanding shares of our common stock are entitled to one vote per share on all matters to be voted upon by stockholders. At a meeting of stockholders at which a quorum is present, a majority of the votes cast decides all questions, unless the matter is one upon which a different vote is required by express provision of Delaware law or our Certificate of Incorporation or Bylaws. There is no cumulative voting with respect to the election of directors or any other matter, but our board of directors is classified, which means that the holders of a majority of the shares at a meeting at which a quorum is present can elect all of the directors of the class then to be elected if they choose to do so, and, in such event, the holders of the remaining shares would not be able to elect any directors of that class.

     The holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. Subject to the rights of holders of preferred stock, if any, in the event of our liquidation, dissolution or winding up, holders of common stock are entitled to participate equally, share for share, in all assets remaining after payment of all outstanding liabilities.

     Preferred Stock

     Our Certificate of Incorporation authorizes our board of directors to issue up to 5,000,000 shares of preferred stock in one or more series and to establish such relative voting, dividend, redemption, liquidation, conversion and other powers, preferences, rights, qualifications, limitations and restrictions as our board of directors may determine without further approval of our stockholders. The issuance of preferred stock by our board of directors could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a person or group to gain control of us.

     The issuance of any series of preferred stock, and the relative powers, preferences, rights, qualifications, limitations and restrictions of such series, if and when established, will depend upon, among other things, our future capital needs, the then-existing market conditions and other factors that, in the judgment of our board of directors, might warrant the issuance of preferred stock. At the date of this prospectus, there are no plans, agreements or understandings relative to the issuance of any shares of preferred stock.

Boeing and ILFC Warrants

     In addition to the ATSB warrants, we have outstanding warrants to purchase an aggregate of 2,000,000 shares of our common stock. The following is a summary description of the general terms and provisions of these other outstanding warrants, but the summary does not purport to be complete and is qualified in all respects by reference to the actual text of the outstanding warrant documents, copies of which have been filed with the SEC.

     General

     In August 1999 and March 2000, respectively, we entered into separate agreements with International Lease Finance Corporation, or ILFC, and The Boeing Company, or Boeing, our principal aircraft lessors. Under these agreements we issued warrants to purchase up to 1,000,000 shares of our common stock to ILFC and warrants to purchase up to 1,000,000 shares of our common stock to Boeing. We also agreed to register the shares, before or after exercise of these warrants, for public sale.

     Exercise Price and Period

     The outstanding warrants issued to Boeing and ILFC are exercisable at any time commencing with the date of issuance and ending at 5:00 p.m., New York City time, on August 23, 2004 with respect to the ILFC warrants, and March 29, 2005 with respect to the Boeing warrants. The Boeing and ILFC warrants entitle their holders to purchase shares of our common stock at a price of $2.50 per share, subject to certain anti-dilution adjustments. The exercise price of the Boeing and ILFC warrants must be paid in cash.

     Anti-Dilution Adjustments

     The exercise price of the outstanding Boeing and ILFC warrants and the number of shares of our common stock purchasable upon the exercise of the outstanding Boeing and ILFC warrants may be subject to adjustment in certain situations, including, but not limited to:

•	a payment of dividend or distribution of our common stock to the holders of our common stock, a split or other subdivision of the outstanding shares of our common stock, or the combination of the outstanding shares of our common stock into a smaller number shares;

•	the issuance of any additional shares of common stock or any rights, options or warrants to holders of our common stock to subscribe for or purchase shares of our common stock or securities convertible into our common stock for a consideration such as would diminish the value of the outstanding warrants;

•	the issuance or distribution to holders of our common stock of evidences of our indebtedness, cash or other assets, shares of any class of capital stock; or

•	a consolidation, merger, or business combination of our company with or into another corporation, or the conveyance of all or substantially all of our assets.

The 2009 Debentures

     On December 30, 2003, we issued $25.5 million aggregate principal amount of 8.0% Convertible Senior Subordinated Debentures due 2009, or the 2009 debentures, in exchange for $22.5 million of our outstanding 8.0% Convertible Senior Subordinated Debentures due 2004 and $3.0 million in cash. The 2009 debentures represent our senior subordinated unsecured obligations and will mature on December 30, 2009. The 2009 debentures bear interest at the rate of 8.0% payable semi-annually on June 30 and December 30 of each year, commencing June 30, 2004, to the persons in whose name the 2009 debentures are registered at the close of business on the preceding June 15 or December 15, as the case may be. Interest on the 2009 debentures will be paid on the basis of a 360-day year of 12 30-day months. The 2009 debentures are convertible into our common stock at any time at a conversion price of $3.20 per share, subject to adjustment as provided in the indenture governing the 2009 debentures. The 2009 debentures are not redeemable prior to December 30, 2004. During the next full year, the 2009 debentures will be redeemable at our option at 100% of the principal amount thereof, provided that our common stock closes at a price equal to or greater than 200% of the conversion price for 20 out of 30 consecutive trading days. During the following full year, the 2009 debentures will be redeemable at our option at 100% of the principal amount thereof, provided that our common stock closes at a price equal to or greater than 150% of the conversion price for 20 out of 30 consecutive trading days. Beginning on December 31, 2006, we may redeem the 2009 debentures at our option at 100% of the principal amount thereof. Until the date when all the 2009 debentures have been converted into our common stock, we may not, directly or indirectly, declare or pay any cash dividend or make any other cash payment or distribution, on account of our common stock or to the direct or indirect holders of our common stock.

     The conversion price of the 2009 debentures is subject to customary anti-dilution adjustments, including, but not limited to, if we (a) subdivide our shares of common stock or distribute to our stockholders any assets or shares of capital stock or other securities, or (b) sell additional shares of our common stock or securities convertible into or exercisable for shares of our common stock at a price below the lower of the then effective conversion price or current market price.

     The holders of the 2009 debentures have the right to require us to repurchase all or any part of the 2009 debentures upon the occurrence of (a) a change in control, as defined in the indenture governing the 2009 debentures, or (b) a termination of trading, as defined in the indenture governing the 2009 debentures, in each case at a price equal to 100% of the principal amount thereof together with accrued and unpaid interest to the repurchase date.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes certain United States federal income tax consequences that may be relevant to holders who acquire and hold, as capital assets, the ATSB warrants or our common stock offered by this prospectus. The discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential tax considerations that may be relevant to holders of the ATSB warrants and our common stock. The discussion is based upon currently existing provisions of the Internal Revenue Code of 1986, or the Code, existing and proposed Treasury Regulations promulgated under the Code, and current administrative rulings and court decisions, all of which are subject to change or new interpretation, possibly with retroactive effect. In addition, these rules are complex and can be uncertain in their application. As a result, the tax consequences of purchasing, owning or disposing of the ATSB warrants or our common stock could differ from those described below, and we have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made or the conclusions reached. Prospective investors should consult their own tax advisors regarding investment in the ATSB warrants or our common stock.

     Except as specifically discussed below, this summary applies only to “U.S. holders” that hold the ATSB warrants or our common stock as “capital assets” within the meaning of Section 1221 of the Code (generally, for investment). For this purpose, U.S. holders include citizens or residents of the U.S. and corporations, partnerships (unless the Treasury Regulations provide otherwise) or other entities organized under the laws of the U.S. or any political subdivision thereof. For U.S. federal income tax purposes, income earned through a non-U.S. or U.S. partnership or similar pass-through entity is attributed to its partners or owners. Trusts are U.S. holders if they are subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or if they validly elect to be treated as U.S. persons. An estate is considered a U.S. holder if its income, regardless of source, is subject to U.S. federal income taxation. Special rules apply to holders that are not U.S. holders, referred to as “Non-U.S. holders.” This summary describes some, but not all, of these special rules. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, such as:

•	banks or other financial institutions or government agencies, including the ATSB;

•	holders subject to the alternative minimum tax;

•	tax-exempt organizations;

•	expatriates;

•	insurance companies;

•	regulated investment companies;

•	foreign persons or entities, except to the extent specifically set forth below;

•	dealers in securities, commodities or currencies;

•	persons who hold the ATSB warrants or our common stock through a partnership or other pass-through entity;

•	holders whose “functional currency” is not the U.S. dollar;

•	persons that will hold the ATSB warrants or our common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes; or

•	persons deemed to sell the ATSB warrants or our common stock under the constructive sale provisions of the Code.

     Finally, this summary does not describe the effect of the U.S. federal estate and gift tax laws on U.S. holders or the effects of any applicable foreign, state, or local laws, except as set forth below with respect to non-U.S. holders.

     Investors considering the purchase of the ATSB warrants or our common stock offered by this prospectus should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. Holders

     Exercise of the ATSB Warrants

     An initial U.S. holder’s tax basis in an ATSB warrant will be equal to the fair market value of the ATSB warrant on the date the ATSB warrant is received assuming the receipt of the ATSB warrant is treated as a closed transaction for tax purposes. A holder who acquires the ATSB warrants by purchase would have a tax basis equal to the purchase price. Upon exercise of the ATSB warrants, a holder’s basis in our common stock will be equal to the holder’s basis in the ATSB warrants plus the exercise price paid for our common stock upon exercise of the ATSB warrants. The holder’s holding period with respect to our common stock received upon exercise of the ATSB warrants will begin on the date of the exercise and will not include any period during which the holder held the ATSB warrants. A U.S. holder generally will not recognize any income, gain or loss upon exercise of the ATSB warrants for our common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder would be treated as if it had received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize capital gain or loss equal to the difference between the cash received and that portion of his or her basis in the stock attributable to the fractional share.

     If the ATSB warrants are not exercised and are allowed to expire, the U.S. holder of the ATSB warrants will recognize a loss equal to the holder’s tax basis in the ATSB warrants. The loss will be a long-term or short-term capital loss depending on the U.S. holder’s holding period for the ATSB warrants.

     Dividends

     If, after a U.S. holder exercises the ATSB warrants for our common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the holder’s investment, up to the holder’s basis in our common stock. Any remaining excess will be treated as capital gain. If the U.S. holder is a U.S. corporation, it would generally be able to claim a dividends received deduction with respect to that portion of any distribution treated as a dividend.

     The terms of the ATSB warrants allow for changes in the exercise price of the ATSB warrants in certain circumstances. A change in exercise price that allows holders of the ATSB warrants to receive more shares of our common stock on exercise may increase the ATSB warrantholders’ proportionate interests in our earnings and profits or assets. In that case, the ATSB warrantholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the ATSB warrantholders even though they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the exercise price is adjusted to compensate the ATSB warrantholders for distributions of cash or property to our stockholders.

     Not all changes in exercise price that allow holders of the ATSB warrants to receive more stock on exercise, however, increase the holders’ proportionate interests in our company. For instance, a change in exercise price could be made to prevent dilution of the ATSB warrantholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the ATSB warrantholders’ interests and the exercise price is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the exercise price, as applicable, would be treated like dividends paid in cash or other property. They would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

     Sale or Exchange of the ATSB Warrants

     U.S. holders of the ATSB warrants will recognize capital gain or loss on the sale or taxable exchange of the ATSB warrants in an amount equal to the difference between the amount of cash or property received and the U.S. holder’s tax basis in the ATSB warrants. The capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the ATSB warrants for more than one year. Capital gains of individuals are subject to tax at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

     Sale of Common Stock

     A U.S. holder will generally recognize capital gain or loss on a sale or exchange of our common stock. The holder’s gain or loss will equal the difference between any cash plus the fair market value of any other property received for the stock by the holder and the holder’s adjusted tax basis in the stock. The gain or loss recognized by a holder on a sale or exchange of our common stock will be long-term capital gain or loss if the holder held the stock for more than one year. In the case of non-corporate U.S. holders, long-term capital gains are currently taxed at a maximum U.S. federal tax rate of 15%. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

     The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a non-U.S. holder. The term “non-U.S. holder” means a beneficial owner of the ATSB warrants or our common stock that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” persons eligible for benefits under income tax conventions to which the

United States is a party and certain U.S. expatriates. You should consult your own tax advisers to determine the U.S. federal, state, local, and other tax consequences that may be relevant to you.

     Exercise or Sale of the ATSB Warrants

     Non-U.S. holders generally will not be subject to U.S. tax on the exercise or sale of the ATSB warrants unless the income is effectively connected with a U.S. trade or business.

     Dividends

     Dividends paid to a non-U.S. holder on common stock received on exercise of the ATSB warrants will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the U.S. and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status and country of residence.

     Sale of Common Stock

     Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of our common stock. This general rule, however, is subject to certain exceptions.

     The preceding discussion of the tax consequences of the purchase, ownership or disposition of the ATSB warrants or our common stock by a non-U.S. holder assumes that the holder is not engaged in a U.S. trade or business. If any dividends on our common stock, or gain from the sale, exchange or other disposition of the ATSB warrants or our common stock is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the U.S. and the holder’s country of residence, any “effectively connected” income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the U.S. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim this exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable tax treaty might provide for a lower rate.

     U.S. Federal Estate Tax

     The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, the ATSB warrants and our common stock will be U.S. situs property, and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the U.S. and the decedent’s country of residence.

Backup Withholding and Information Reporting

     The Code and the Treasury Regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules currently require the payors to withhold tax at a 30% rate from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his or her taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report dividends on his or her returns. This rate will be reduced over the next five years in accordance with recently enacted tax legislation. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

     Payments of dividends to individual U.S. holders of our common stock will generally be subject to information reporting and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number. The information reporting and backup withholding rules do not apply to payments that are subject to the 28% withholding tax on dividends paid to nonresidents or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments of dividends on our common stock to a non-U.S. holder will not generally be subject to information reporting or backup withholding. To avoid backup withholding on dividends, a non-U.S. holder will have to certify its nonresident status.

     Payments made to U.S. holders by a broker upon a sale the ATSB warrants or our common stock will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons or is engaged in a U.S. trade or business.

     Payments made to non-U.S. holders by a broker upon a sale of the ATSB warrants or our common stock will not be subject to information reporting or backup withholding as long as the non-U.S. holder certifies its foreign status as determined by applicable Treasury Regulations.

     Any amounts withheld from a payment to a holder of the ATSB warrants or our common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder. A refund can be obtained by a holder, if such withholding is in excess of the holder’s U.S. federal income tax liability, by filing a U.S. federal income tax return and claiming a refund of taxes.

     The preceding discussion of certain U.S. federal income tax consequences is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local, and foreign tax consequences or purchasing, holding and disposing of the ATSB warrants or our common stock offered by this prospectus, including the consequences of any proposed changes in applicable laws.

LEGAL MATTERS

     The validity of the warrants and the shares of our common stock offered by this prospectus has been passed upon for us by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia.

EXPERTS

     The consolidated financial statements of World Airways, Inc. and subsidiary as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is a part of a registration statement on Form S-3 that we filed under the Securities Act with the SEC with respect to registration of the ATSB warrants and shares of our common stock. This prospectus does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. You will find additional information about our company, the ATSB warrants and common stock in the registration statement. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to our company, the ATSB warrants and common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference.

     We file annual, quarterly and special reports, prospectuses and other information with the SEC. You may read and copy any reports, statements or other information that we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and free of charge at the website maintained by the SEC at www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC (File No. 0-26582) as well as any filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering other than information or reports furnished to the SEC under Items 9 and 12 of Form 8-K:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 29, 2004;

•	Current Reports on Form 8-K filed on April 7, 2004, February 19, 2004, February 18, 2004, February 5, 2004*, February 3, 2004, January 21, 2004 and January 16, 2004; and

•	Description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on August 8, 1995.

*	This report contains information furnished to the SEC under Item 9 and/or Item 12 of Form 8-K which, pursuant to General Instructions B(2) and (6) of Form 8-K, is not deemed to be “filed” for purposes of Section 18 of the Exchange Act and we are not subject to the liabilities imposed by that section. We are not incorporating and will not incorporate by reference into this prospectus past or future information or reports furnished or that will be furnished under Items 9 and/or 12 of Form 8-K.

     These documents contain important information about our financial condition. You may obtain copies of any documents incorporated by reference in this prospectus from us, from the SEC or from the SEC’s website as described above. Documents incorporated by reference are available from us without charge, excluding exhibits thereto unless we have specifically incorporated by reference such exhibits in this prospectus. Any person, including any beneficial owner, to whom this prospectus is delivered may obtain documents incorporated by reference in, but not delivered with, this prospectus by requesting them from us in writing or by telephone at World Airways, Inc., The HLH Building, 101 World Drive, Peachtree City, Georgia 30269, telephone number (770) 632-8000. You may also access our SEC filings on our website at www.worldairways.com, under the tab entitled “Investors.”

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following is a statement of estimated expenses in connection with the distribution of the ATSB warrants and shares of common stock being registered hereby, other than underwriting discounts and commissions, if any:

SEC Registration Fee	$1,002.58
Accounting Fees and Expenses	20,000
Legal Fees and Expenses	20,000
Miscellaneous	1,997.42
Total	$43,000

     The foregoing items, except for the SEC Registration Fee, are estimated.

Item 15. Indemnification of Directors and Officers.

     The Registrant’s Certificate of Incorporation and Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”), and (ii) require the Registrant to indemnify its directors and officers to the fullest extent permitted by applicable law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or at least not opposed to, the best interests of the corporation. With respect to any criminal action, a corporation has the power to indemnify its present and former directors, officers, employees and agents as long as they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ or officers’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the DGCL. In addition, each director will continue to be subject to liability pursuant to Section 174 of the DGCL, for breach of the director’s duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to the Registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omission that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the Registrant or its stockholders, for improper transactions between the director and the Registrant, and for improper loans to directors and officers. The indemnification provisions do not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

     The Registrant has entered into indemnity agreements with each of its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines,

settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

     The Registrant has an insurance policy covering the officers and directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 16. Exhibits.

Exhibit
Number	Description
3.1	Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to Annual Report on Form 10-K, filed with the SEC on March 27, 2003).

3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to Registration Statement on Form S-1, SEC File No. 33-95488, filed August 8, 1995).

4.1	Warrant No. D-1-1, dated as of December 30, 2003 in favor of the Air Transportation Stabilization Board (incorporated by reference to Exhibit 99.5 to Current Report on Form 8-K, SEC File No. 000-26582, filed January 21, 2004).

4.2	Warrant No. D-1-2, dated as of December 30, 2003 in favor of the Air Transportation Stabilization Board (incorporated by reference to Exhibit 99.6 to Current Report on Form 8-K, SEC File No. 000-26582, filed January 21, 2004).

4.3	Warrant No. D-1-3, dated as of December 30, 2003 in favor of the Air Transportation Stabilization Board (incorporated by reference to Exhibit 99.7 to Current Report on Form 8-K, SEC File No. 000-26582, filed January 21, 2004).

4.4	Warrant No. D-1-4, dated as of December 30, 2003 in favor of the Air Transportation Stabilization Board (incorporated by reference to Exhibit 99.8 to Current Report on Form 8-K, SEC File No. 000-26582, filed January 21, 2004).

5.1	Opinion of Powell, Goldstein, Frazer & Murphy LLP.

23.1	Consent of KPMG LLP.

23.2	Consent of Powell, Goldstein, Frazer & Murphy LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

99.1	Registration Rights Agreement, dated as of December 30, 2003, by and between World Airways, Inc. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 99.9 to Current Report on Form 8-K, SEC File No. 000-26582, filed January 21, 2004).

Item 17. Undertakings.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Peachtree City, State of Georgia, on the 7th day of April, 2004.

WORLD AIRWAYS, INC.
By:	/s/ Randy J. Martinez
Randy J. Martinez
President and Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Randy J. Martinez, Gilberto M. Duarte, Jr., and Cindy M. Swinson, and each of them, his or her true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitutes, may lawfully do cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Position	Date
/s/ Hollis L. Harris Hollis L. Harris	Chairman of the Board of Directors	April 7, 2004

/s/ Gilberto M. Duarte, Jr. Gilberto M. Duarte, Jr.	Chief Financial Officer (Principal Financial and Accounting Officer)	April 7, 2004

/s/ Randy J. Martinez Randy J. Martinez	President and Chief Executive Officer (Principal Executive Officer)	April 7, 2004

/s/ John E. Ellington John E. Ellington	Director	April 7, 2004

/s/ Daniel Altobello Daniel Altobello	Director	April 7, 2004

/s/ A. Scott Andrews A. Scott Andrews	Director	April 7, 2004

/s/ Joel H. Cowan Joel H. Cowan	Director	April 7, 2004

/s/ Ronald R. Fogleman Ronald R. Fogleman	Director	April 7, 2004

/s/ Russell L. Ray, Jr. Russell L. Ray, Jr.	Director	April 7, 2004

/s/ Peter M. Sontag Peter M. Sontag	Director	April 7, 2004

EXHIBIT INDEX

Exhibit
Number	Description
3.1	Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to Annual Report on Form 10-K, filed with the SEC on March 27, 2003).

3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to Registration Statement on Form S-1, SEC File No. 33-95488, filed August 8, 1995).

4.1	Warrant No. D-1-1, dated as of December 30, 2003 in favor of the Air Transportation Stabilization Board (incorporated by reference to Exhibit 99.5 to Current Report on Form 8-K, SEC File No. 000-26582, filed January 21, 2004).

4.2	Warrant No. D-1-2, dated as of December 30, 2003 in favor of the Air Transportation Stabilization Board (incorporated by reference to Exhibit 99.6 to Current Report on Form 8-K, SEC File No. 000-26582, filed January 21, 2004).

4.3	Warrant No. D-1-3, dated as of December 30, 2003 in favor of the Air Transportation Stabilization Board (incorporated by reference to Exhibit 99.7 to Current Report on Form 8-K, SEC File No. 000-26582, filed January 21, 2004).

4.4	Warrant No. D-1-4, dated as of December 30, 2003 in favor of the Air Transportation Stabilization Board (incorporated by reference to Exhibit 99.8 to Current Report on Form 8-K, SEC File No. 000-26582, filed January 21, 2004).

5.1	Opinion of Powell, Goldstein, Frazer & Murphy LLP.

23.1	Consent of KPMG LLP.

23.2	Consent of Powell, Goldstein, Frazer & Murphy LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

99.1	Registration Rights Agreement, dated as of December 30, 2003, by and between World Airways, Inc. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 99.9 to Current Report on Form 8-K, SEC File No. 000-26582, filed January 21, 2004).